

CROWDFUNDING OFFERING STATEMENT

January 2017

~ UPDATED TO REFLECT NEW MAXIMUM OFFERING AMOUNT OF $200,000 ~



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VIVE! RESTAURANT GROUP LIVERMORE, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Vive! Restaurant Group Livermore, LLC, a California limited liability company (**"Cinco Taco Bar"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $150,000 and maximum of $200,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I.   SUMMARY OF OFFERING

SUMMARY OF TERMS

*The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Note Purchase Agreement ("**NPA**").*

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence after the second full month following the Closing.

Issuer	
Offering Amount	Minimum of $150,000 and maximum of $200,000
Offering Period	Until 11:59 PM of February 7th, 2017
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.
	If there are any material changes to the Offering, investors will be

	notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	9.5% of each month's gross revenue, commencing after expiration of the Startup Period
Investment Multiple	1.7x Investors will each receive in the aggregate 1.7x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Startup Period	Period from the Closing through the second full month following the Closing
Payment	During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.
Maturity	If the investors have not been paid in full within 48 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.

[1] The term "accred ted nvestor" means any person who comes w th n any of the categor es set forth n Ru e 501(a) of Regu at on D, or who the se er reasonab y be eves comes w th n any of such categor es, at the t me of the sa e of the secur t es to that person

The term "member of the fam y of the purchaser or the equ va ent" nc udes a ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse or spousa equ va ent, s b ng, mother n aw, father n aw, son n aw, daughter n aw, brother n aw, or s ster n aw of the purchaser, and nc udes adopt ve re at onsh ps The term "spousa equ va ent" means a cohab tant occupy ng a re at onsh p genera y equ va ent to that of a spouse

Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer and its affiliate, Vive! Restaurant Group, LLC, will grant security interests in all of their respective assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer is operated by the two Co-Founders, William Bornhorst and Silvano Hernandez. The Issuer anticipates that the total cost of the project will be approximately $275,000. If the Issuer is able to complete a successful Offering, the two Co-Founders have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost.

EXISTING SECURITIES

The two Co-Founders each own 50% of all management rights of the Issuer. The two Co-Founders are holders of equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may amend the operating agreement of the Issuer by vote, the Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes, will not be materially limited, diluted or qualified by the rights of the holders of equity interests.

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has no outstanding debt. The Issuer and its affiliate, Vive! Restaurant Group, LLC, will grant security interests in all of their respective assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. Neither the Issuer nor its affiliate, Vive! Restaurant Group, LLC, has any outstanding debt, and the security interests granted with respect hereto shall be the first lien for both entities.

III.   KEY PERSONS

OFFICERS OF THE ISSUER

Silvano Hernandez

Co-Founder*, December 2016   Present*

Silvano has fifteen years of experience in the food and restaurant industry before partnering up with Bill to launch Cinco TacoBar. He has spent nearly his entire career helping to build and grow the La Penca and La Piñata brands in the Bay Area, and he's taken on almost every front-of-house and back-of-house role. He got an early start bussing and waiting tables, bartending, working the kitchen as an aid and prep and chef, and eventually began managing one of the Bay Area's busiest restaurants with 72 employees and annual sales of $4.8 million. His expanded role as Marketing Director also helped develop a new area of expertise and continue supporting La Piñata's growth.

Silvano prides himself on the route he's taken, giving him a unique set of skills to succeed in an ownership role. His innate curiosity and energetic personality drive him, both as an entrepreneur and proud father. Silvano is a self-proclaimed tequila and mezcal connoisseur, a "taco snob," and a certified mixologist.

William Bonhorst

Co-Founder*, December 2016   Present*

Before launching Cinco TacoBar, William built a career in hospitality and service companies. His experience ranged from heading up HR for a startup in mobile app development to handling a portfolio of services for a Fortune 500 corporation. William has managed organizations of various sizes, allowing him to a develop an aptitude for creating and managing processes with people, operations, and analytics. This has translated directly into Cinco TacoBar's strong operational efficiency and relentless focus on the bottom-line.

William's educational background includes a BA from California State University Los Angeles and an MBA and SCPM from Stanford University.

William's business experience in the last three years also includes:

- **Xerox**, San Francisco Bay Area, January 2014   January 2015
  Program Manager | Parking Solutions: Urban Mobility, San Francisco Bay Area; Complex project management/execution in parking and transportation systems and solutions throughout SF Bay Area.

- **Caarbon Corp.**, San Francisco Bay Area, October 2014   September 2015
  Head of People Operations; managing operations of a growing startup

IV.	USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$150,000	$200,000
Less: Offering Expenses[2]	At most $15,000	At most $20,000
Net Proceeds	$135,000	$180,000
Use of Net Proceeds	100% of the proceeds will be used for a full renovation and build-out of the interior space (including a new bar and electrical work), a redesign of the exterior façade and working capital. Capital raised in excess of the minimum will be used for additional working capital for the first year of operations.	

The Issuer anticipates that the total cost of the project will be approximately $275,000. If the Issuer is able to complete a successful Offering, the Co-Founders have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost.

[2] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the issuer

V.   FINANCIAL STATEMENTS

Since the Issuer was formed recently (December 2016), the Issuer's current financial statements only reflect the startup costs incurred thus far and the equity contributions and advances made by the members of the Issuer to date.

CURRENT FINANCIAL STATEMENTS (UNAUDITED)[3]

VIVE RESTAURANT GROUP LIVERMORE LLC
BALANCE SHEET
December 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	100,400
TOTAL CURRENT ASSETS		100,400

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Paid in Capital	$	101,433
Retained earnings		(1,033)
TOTAL STOCKHOLDERS' EQUITY		100,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	100,400

INCOME STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

Other Income (Expense)		
Organizational costs	$	1,033
Total Other Income (Expense)		1,033
Net Loss	$	1,033

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[3] P ease see the Append x A of th s document for fu   rev ew report by the Issuer's accountant.

FOR THE PERIOD ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Loss For The Period	$	(1,033)
Cash Flows From Investing Activities		
Organizational Costs		
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Paid in Capital		101,433
Net Cash Flows From Investing Activities		101,433
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		100,400
Cash at End of Period	$	100,400

PRO FORMA FINANCIAL STATEMENT

To illustrate its earning potential, the Issuer is providing a summary of its 4-year financial forecast on the following page. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around the San Francisco Bay Area in California. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in Livermore, CA.

Vive! Restaruant Group Livermore, LLC

4-year Pro Forma Financial Forecast

	Year 1	Year 2	Year 3	Year 4
Sales	2,007,758	2,409,309	2,770,705	3,186,311
Cost of Goods Sold	788,790	946,548	1,107,461	1,273,580
Operating Income	1,218,968	1,462,761	1,663,244	1,912,731
Gross Margin	*61%*	*61%*	*60%*	*60%*
Expenses				
Payroll	355,500	365,565	375,932	387,210
G&A	37,200	38,688	40,236	41,845
Marketing	15,000	15,000	15,000	15,000
Professional Fees	28,500	29,355	30,236	31,143
Insurance Costs	32,000	33,600	35,280	37,044
Rent and Utilities	120,000	126,000	132,300	138,915
Miscellaneous Costs	30,116	36,140	41,561	47,795
Payroll Taxes	53,325	54,835	56,390	58,082
Total Operating Costs	671,641	699,183	726,935	757,034
EBITDA	547,327	763,578	936,309	1,155,696
Federal Income Tax	180,618	247,512	305,636	381,380
State Income Tax	27,366	37,502	46,309	60,202
Depreciation Expenses	11,464	11,464	11,464	11,464
Net Profit	327,879	467,100	572,900	702,651
Profit Margin	*16%*	*19%*	*21%*	*22%*
NextSeed Revenue Sharing Loan Service [1]	190,737	228,884	90,379	

( ) Assumes a NextSeed offer ng of $300,000. If the f na offer ng s ze s ess than $300,000, the tota payments are expected to be pa d sooner.

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Industry Risks

The Issuer plans to operate in a highly competitive retail food and beverage industry. The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in the East Bay/Livermore area is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Unanticipated factors could have a material adverse affect on the business of the Issuer. Market risk is managed and minimized by with effective and ongoing consumer research, though product testing and evaluation, diversity of product lines and brands brought to market, ongoing competitive intelligence and productive sales and marketing initiatives.

Reputational Risks

Adverse publicity concerning retail food and beverage industry and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for retail food and beverage industry is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. While the Issuer intends for its products to be in demand, many of its competitors may have substantially greater financial resources than the Issuer. There can be no assurance that the Issuer will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Issuer's business, financial condition and results of operations. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues. The Issuer has acquired a wealth of industry knowledge to counter this external threat partnering with local, highly successful restaurant industry leaders.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. To mitigate these risks, the Issuer is transferring decades of industry knowledge of operations, suppliers, recipes and techniques to a repeatable and scalable brand. However, there can be no assurance that the Issuer's transfer of knowledge will be adequate without the current leadership, or that Issuer will be able to successfully attract and retain the leadership team and other key management personnel.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in restaurant business. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer has entered a five-year lease, which may be non-cancelable, with renewal options for an additional five years. If the business closes or does not open, the Issuer would generally remain committed to perform its obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. The obligation to continue making rental payments and fulfilling other lease obligations under the leases for a closed or unopened venue could have a material adverse effect on the business.

The Issuer is planning to open in Livermore area. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the

Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer remains confident in its ability to swiftly adapt to such changes; however, increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("**HACCP**") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer and its affiliate are providing liens on their assets, there is no guarantee that they will have sufficient assets to make full payment to the investors, as their may decrease in value or lose their respective entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses
- **Projected Impact of Proposed Terms** analysis of proposed terms' potential impact on the prospective issuer's overall financial condition
- **Credit History Information** credit history of the prospective issuer, as well as personal credit histories of key personnel
- **Leadership Experience and Stability** the level of industry expertise and length of tenure of the prospective issuer's leadership
- **Industry Risk** overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.cincotacobar.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

VIVE RESTAURANT GROUP LIVERMORE LLC

Unaudited Financial Statements For The Period Ended December 31, 2016

January 13, 2017



Independent Accountant's Review Report

To Management
Vive Restaurant Group Livermore, LLC
Livermore, CA

I have reviewed the accompanying balance sheet of Vive Restaurant Group Livermore, LLC as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 13, 2017

1341 West Mockingbird Lane, Suite 600W

Dallas, TX 75247

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

VIVE RESTAURANT GROUP LIVERMORE LLC

BALANCE SHEET

December 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	100,400
TOTAL CURRENT ASSETS		100,400

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Paid in Capital	$	101,433
Retained earnings		(1,033)
TOTAL STOCKHOLDERS' EQUITY		100,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	100,400

Unaudited- See accompanying notes.

VIVE RESTAURANT GROUP LIVERMORE LLC
INCOME STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016
_____

Other Income (Expense)		
Organizational costs	$	1,033
Total Other Income (Expense)		1,033
Net Loss	$	1,033

VIVE RESTAURANT GROUP LIVERMORE LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2016

_____

Cash Flows From Operating Activities		
Net Loss For The Period	$	(1,033)
Cash Flows From Investing Activities		
Organizational Costs		
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Paid in Capital		101,433
Net Cash Flows From Investing Activities		101,433
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		100,400
Cash at End of Period	$	100,400

ORGANIZATION AND NATURE OF ACTIVITIES

Vive Restaurant Group Livermore, LLC ("Vive," or "the Company") is a quick service restaurant that provides a diverse line of Mexican food items in a "fast casual format" to customers in its targeted market. Vive seeks to provide only the highest quality products in an inviting modern atmosphere. The level of design and style has not been previously seen in the taqueria section of restaurants. Vive's brand is to emphasis an extreme attention to cleanliness and inviting ambience. Some may say a chipotle variant, but with more authentic and traditional flavors. A modern millennial feel and flavor to the traditional Mexican taco spot.

The Company is a limited liability company under the laws of the State of California. The members of the Company are generally limited in their financial liability for the debts of the Company to their total capital contributions.

The Company will conduct an equity crowdfund offering during the first quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the success of the crowdfund offering or management's other efforts to raise capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Organizational Costs

As of the end of the period, the Company's only items of expense consisted of various costs related to the Company's organization.

Income Taxes

The Company is subject to the reporting requirements of the US federal jurisdiction. The members of the Company have elected "pass-through" tax treatment, thus the Company is not considered a taxpaying entity. The Company's information filing for fiscal year 2016 will remain subject to review by the Internal Revenue Service until the expiration of the statutory period in 2020.

The Company is subject to California Franchise Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California for four years from the date of filing.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 13, 2017, the date that the financial statements were available to be issued.

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